06003032

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 2 8 2006 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Resource Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 El Camino Real
(No. and Street)

Carlsbad,	California	92009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Richards Rule (760) 943-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200,	Greenwood Village,	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gretchen M. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Resource Investments, Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE GEASLAND
Commission # 1438388
Notary Public - California
San Diego County
My Comm. Expires Sep 23, 2007

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL RESOURCE INVESTMENTS, LTD.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Global Resource Investments, Ltd.

We have audited the accompanying statement of financial condition of Global Resource Investments, Ltd. as of December 31, 2005, and the related statements of operations and other comprehensive income, changes in liabilities subordinated to claims of general creditors, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Resource Investments, Ltd. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 17, 2006

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 45,584
Cash and cash equivalents at clearing broker	3,644,988
Securities owned, at market value (Note 1)	3,187,279
Due from clearing brokers	1,090,170
Commissions receivable (Note 5)	5,778,769
Other receivables	76,731
Investment in related partnership (Note 5)	84,561
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $169,662	40,368
Other assets	60,410
Total assets	**$ 14,008,860**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Commissions, salaries and taxes payable	$ 3,557,054
Other liabilities	2,469
Total liabilities	3,559,523
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 4)	-
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)	
PARTNERS' CAPITAL (Notes 1 and 2):	
General partner	104,493
Limited partner	10,344,844
Total partners' capital	10,449,337
Total liabilities and partners' capital	**$ 14,008,860**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions	$ 6,211,165
Investment and trading profits, net	6,427,648
Interest and other income	217,293
Total revenue	12,856,106
EXPENSES:	
Commissions, concessions, salaries and benefits	4,241,525
Clearing charges	637,183
Communications	118,594
Occupancy	227,641
General and administrative	578,051
Registration and licensing	58,077
Interest	8,333
Total expenses	5,869,404
NET INCOME	6,986,702
OTHER COMPREHENSIVE INCOME:	
Currency translation loss	(41,522)
COMPREHENSIVE INCOME	**$ 6,945,180**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2005

BALANCE, December 31, 2004	$ 250,000
Payment	(250,000)
BALANCE, December 31, 2005	$ -

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2005

	Total	General Partner	Limited Partner
BALANCES, December 31, 2004, originally reported	$ 5,379,157	$ 59,086	$ 5,320,071
Correct allocation of other comprehensive income	-	(5,295)	5,295
BALANCES, December 31, 2004, restated	5,379,157	53,791	5,325,366
Distributions	(1,875,000)	(18,750)	(1,856,250)
Net income	6,986,702	69,867	6,916,835
Other comprehensive income	(41,522)	(415)	(41,107)
BALANCES, December 31, 2005	**$ 10,449,337**	**$ 104,493**	**$ 10,344,844**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,986,702
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	45,531
Loss on asset disposal	25
Currency translation losses	(41,522)
Increase in securities owned, at market value	(2,165,195)
Increase in due from clearing broker	(726,874)
Increase in commissions receivable	(2,080,728)
Increase in other receivables	(40,862)
Increase in investment in related partnership	(84,561)
Increase in commissions, salaries and taxes payable	1,453,570
Decrease in other liabilities	(15,749)
Net cash flows provided by operating activities	3,330,337
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(41,164)
Decrease in other assets	5,256
Net cash flows used in investing activities	(35,908)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(1,875,000)
Repayment of subordinated note	(250,000)
Net cash flows used in financing activities	(2,125,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	1,169,429
CASH AND CASH EQUIVALENTS, at beginning of year	2,521,143
CASH AND CASH EQUIVALENTS, at end of year	**$ 3,690,572**
CASH POSITIONS REPRESENTED BY:	
Cash	$ 45,584
Cash and cash equivalents at clearing broker	3,644,988
	$ 3,690,572
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	**$ 8,333**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993 and operates as a securities broker-dealer.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Partnership is a member.

Securities Valuation and Revenue Recognition

Securities owned or sold, but not yet purchased by the Partnership are recorded at market value, and related changes in market value are reflected in income. The Partnership records proprietary transactions, commission revenue and related expenses on a trade-date basis.

Restricted securities of publicly traded companies are valued at cost until the end of the restriction period, unless management believes there are other factors which should be considered in determining such value.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as other comprehensive income in the statement of operations and other comprehensive income.

Furniture and Equipment

Furniture and equipment are depreciated over their estimated lives of five to seven years, while leasehold improvements are amortized over the life of the improvements.

Profit and Loss Allocations

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Partnership considers all bank money market accounts to be cash equivalents.

Income Taxes
The financial statements do not include a provision for income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Partnership had net capital and net capital requirements of $4,261,142 and $250,000. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.84 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2010. Future minimum rental commitments under these leases are approximately as follows:

Year	Office Lease	Equipment Lease	Total
2006	$ 183,462	$ 2,844	$ 186,306
2007	178,394	2,844	181,238
2008	-	2,844	2,844
2009	-	2,844	2,844
2010	-	2,370	2,370
	$ 361,856	$ 13,746	$ 375,602

Total rental expense, including the leases referred to above, was $208,141 for the year ended December 31, 2005.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Partnership borrowed money from its general partner under a subordination agreement at 10% interest, due April 30, 2005 in the amount of $250,000. The balance of this note plus accrued interest of $8,333 was paid in full on May 1, 2005.

The subordinated borrowing was covered by an agreement approved by the National Association of Securities Dealers, Inc., and was thus available in computing net capital under the Securities and Exchange Commissions' uniform net capital rule. To the extent that such borrowing was required for the Partnership's continued compliance with minimum net capital requirements, it could not be repaid.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC"). RCIC is the general partner of three investment partnerships, Exploration Capital Partners Limited Partnership and Exploration Capital Partners 2000 Limited Partnership (collectively "Exploration") and Exploration Capital Partners 2005 Limited Partnership ("Exploration 2005"). The Partnership receives normal fees charged for the execution of purchases and sales of securities from the investment partnerships. For the year ended December 31, 2005, the Partnership received $247,275 in commissions and trading fees from the investment partnerships. In addition, RCIC receives a profit participation from Exploration based on the net income generated by Exploration. RCIC pays a portion of the profit participation in commissions to the Partnership. For the year ended December 31, 2005, commissions receivable increased by $2,530,728 as the Partnerships share of the 2005 profit participation from RCIC.

The Partnership is a Special Limited Partner in Exploration 2005 and, as such, is allocated a portion of the profits from this Partnership. For the year ended December 31, 2005, the Partnership was entitled to $84,561 as its share of the profit participation from Exploration 2005 which is reflected as investment in related partnership.

NOTE 6 - OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for 2005 are as follows:

	Currency Translation Gain (Loss)	General Partner	Limited Partner
Balance at December 31, 2004	$ 58,477	$ 585	$ 57,892
Change during 2005	(41,522)	(415)	(41,107)
Balance at December 31, 2005	$ 16,955	$ 170	$ 16,785

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency changes, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2005.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

The Partnership has a substantial portion of its assets on deposit with banks and clearing brokers. Assets deposited with banks and clearing brokers are subject to credit risk. In the event of a bank's or clearing broker's insolvency, recovery of the Partnership's assets on deposit may be limited to account insurance or other protection afforded such deposits.

SUPPLEMENTARY INFORMATION

GLOBAL RESOURCE INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2005

CREDITS:	
Partners' capital	$ 10,449,337
DEBITS:	
Nonallowable assets:	
Due from clearing broker	336,300
Commissions receivable	2,931,452
Other receivables	77,232
Investment in related partnership	84,561
Property and equipment	40,368
Other assets	60,410
Other charges-non allowable securities	2,425,279
Total debits	5,955,602
Net capital before haircuts on securities positions	4,493,735
Haircuts on securities positions and money market accounts, including undue concentration of $42,900	232,593
NET CAPITAL	4,261,142
Minimum requirements of 6-2/3% of aggregate indebtedness of $3,559,523 or $250,000, whichever is greater	250,000
Excess net capital	**$ 4,011,142**
AGGREGATE INDEBTEDNESS:	
Commissions, salaries and taxes payable	3,557,054
Other liabilities	2,469
TOTAL AGGREGATE INDEBTEDNESS	**$ 3,559,523**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.84 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2005.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Global Resource Investments, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Global Resource Investments, Ltd. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Resource Investments, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Partnership's clearing brokers. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Global Resource Investments, Ltd. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Global Resource Investments, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 17, 2006

GLOBAL RESOURCE INVESTMENTS, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005